UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Blocklisting Interim Review


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
WORLDWIDE SAVE FOR SHARES

3. Period of return:
From       JUNE 2004                   To          MAY 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
      3069

5. Number of shares issued / allotted under scheme during period:
      144,735

6. Balance under scheme not yet issued / allotted at end of period
      351,021

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1 MILLION ON 8 JUNE 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

  804,512,879


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name             Jennifer Burton
Position         Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material




                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
1988 EXECUTIVE SCHEME

3. Period of return:
From       JUNE 2004                   To          MAY 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
       666,861

5. Number of shares issued / allotted under scheme during period:
       560,268

6. Balance under scheme not yet issued / allotted at end of period
       106,593

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records
 804,512,879


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name             Jennifer Burton
Position         Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                          BLOCKLISTING SIX MONTHLY RETURN


               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
1998 EXECUTIVE SCHEME

3. Period of return:
From       JUNE 2004                   To          MAY 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
       34,584

5. Number of shares issued / allotted under scheme during period:
       9,612

6. Balance under scheme not yet issued / allotted at end of period
       24,972

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

 804,512,879


Contact for queries
Name             Jennifer Burton
Address          Pearson plc, 80 Strand, London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name             Jennifer Burton
Position         Assistant Company Secretary



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
1992 US SENIOR EXECUTIVE

3. Period of return:
From       JUNE 2004                   To          MAY 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
        157,529

5. Number of shares issued / allotted under scheme during period:
        135,155

6. Balance under scheme not yet issued / allotted at end of period
         22,374

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

 804,512,879


Contact for queries
Name            Jennifer Burton
Address         Pearson plc, 80 Strand, London, WC2R 0RL
Telephone       020 7010 2256


Person making the return
Name            Jennifer Burton
Position        Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


             Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
US SENIOR EXECUTIVE

3. Period of return:
From       JUNE 2004                   To          MAY 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
       753

5. Number of shares issued / allotted under scheme during period:
        0

6. Balance under scheme not yet issued / allotted at end of period
       753

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records

 804,512,879


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name             Jennifer Burton
Position         Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
LONGTERM INCENTIVE PLAN

3. Period of return:
From   NOVEMBER 2005                       To         MAY 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
   50,625

5. Number of shares issued / allotted under scheme during period:
   116,340

6. Balance under scheme not yet issued / allotted at end of period
    34,285

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

150,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name             Jennifer Burton
Position         Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
EMPLOYEE STOCK PURCHASE PLAN

3. Period of return:
From   NOVEMBER 2004                       To         MAY 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
 164,260

5. Number of shares issued / allotted under scheme during period:
 704,823

6. Balance under scheme not yet issued / allotted at end of period
  50,917

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

100,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name             Jennifer Burton
Position         Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 24 May 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary